                                                                    EXHIBIT 15.2

CLASS B
DISTRIBUTION PLAN
OF
VAN KAMPEN AMERICAN CAPITAL TAX-EXEMPT TRUST


WHEREAS, Van Kampen American Capital Tax-Exempt Trust, (the "Trust"), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Trust proposes to commence an offering of Class B shares for each Fund at net asset value without initial sales charge but with a contingent deferred sales charge ("CDSC");

WHEREAS, the Trust proposes to engage in activities which are primarily intended to result in the distribution and sale of Class B shares of any Fund, to make payments in connection with the distribution of its Class B shares and to engage Van Kampen American Capital Distributors, Inc. ("VKAC") to act as principal underwriter (as defined in the Act) of its Class B shares, and desires to adopt a Class B Shares Distribution Plan pursuant to Rule 12b-1 under the Act;

WHEREAS, VKAC proposes to compensate broker-dealers or other persons for providing distribution assistance in the offering of Class B shares of any Fund and to compensate financial and other industry professionals that provide services to facilitate transactions in Class B shares for their clients (such broker-dealers, other persons, financial institutions and other industry professionals being collectively referred to as "Service Organizations");

WHEREAS, such compensation includes commissions to dealers and transaction fees to other Service Organizations (such commissions and transaction fees being collectively referred to as "Transactional Compensation"), plus supplemental payments to Service Organizations ("Service Fees") pursuant to Servicing Agreements proposed to be offered by VKAC to such Service Organizations;

WHEREAS, VKAC may provide additional promotional incentives to certain or all Service Organizations and proposes to incur substantial additional expenses in rendering distribution services for Class B shares of any Fund, including but not limited to, printing prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, expenses of organizing and conducting sales seminars, and other operating expenses;

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that adoption of this Class B Distribution Plan will benefit each Fund and its Class B shareholders;

NOW, THEREFORE, each Fund hereby adopts this Class B Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the Act and containing the following terms and conditions:

1. Subject to the supervision of the Board of Trustees of the Trust, VKAC will provide any Fund with such distribution services and facilities as such Fund may from time to time consider necessary to enhance the sale of its Class B shares.

2. In consideration of the Transactional Compensation and Service Fees paid and the other distribution services for Class B shares rendered by VKAC, the Trust shall pay VKAC out of the assets attributable to the Class B shares of any Fund an annual distribution fee and service fee ("Distribution Fee and Service Fee") calculated daily and payable weekly. The combined Distribution Fee and Service Fee shall equal on an annual basis 1.00% of that portion of such Fund's net assets attributable to Class B shares. Only distribution expenditures of a type and amount authorized in advance by the Trust's Board of Trustees and properly attributable to the sale of Class B shares of any Fund will be used to justify any fee paid pursuant to this Plan.

3. This Plan shall not take effect with respect to any Fund until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding Class B shares of such Fund.

4. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

5. So long as the Plan remains in effect, the selection and nomination of persons to serve as trustees of the Trust who are not "interested persons" of the Trust shall be committed to the discretion of the Trustees then in office who are not "interested persons" of the Trust.

6. Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect (which shall be the date of the commencement of the public offering of Class B shares), provided that the conditions of Sections 3 and 4 above have been met).

7. VKAC shall provide to the Trust's Board and the Board shall review, at least quarterly, a written report of the expenses incurred hereunder and the purposes for which such expenditures were made.

8. The Plan may be terminated, without payment of any penalty, at any time by vote of a majority of the Disinterested Trustees, or by vote of a majority of the outstanding voting securities of such Fund.

9.  Any agreement related to this Plan shall be in writing, and shall provide:

(a) That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Disinterested

Trustees or by a vote of the outstanding voting securities of such Fund, on not more than sixty days' written notice to any other party to this agreement; and

(b) That such agreement shall terminate automatically in the event of its assignment.

10. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 2 hereof unless such amendment is approved in the manner provided in Section 3 hereof, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 4 hereof.

11. The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 12. The execution of this Plan has been authorized by the Trust's Trustees and by the sole shareholder of the Class B shares of each Fund. This Plan is executed on behalf of the Trust or the Trustees of the Trust as Trustees and not individually and that the obligations of this Plan are not binding upon any of the Trustees, officers or shareholders of the Fund(s) of the Trust individually but are binding only upon the assets and property of the Trust.
The obligations of each Fund hereunder are several and not joint, and any claim hereunder against any Fund shall look only to the assets of that Fund to satisfy such claim. The Trust is comprised of two Funds: the High Yield Municipal Fund and Insured Municipal Fund. A Certificate of Trust in respect of the trust is on file with the Secretary of the State of Delaware.

Van Kampen American Capital Tax-Exempt Trust

By:    /s/ Nori L. Gabert
       ---------------------
Name:      Nori L. Gabert
Its:       Vice President

Plan effective as of: July 31, 1995






                                       3